SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential City Licence





Embargo: 07.00 Friday 20 May 2005



  CITIC Prudential awarded life insurance licence for eighth Chinese city


Prudential plc (Prudential) announced that its life insurance joint venture, CITIC Prudential Life, has been awarded a life insurance licence for Zhongshan, in Guangdong Province in Southern China. This new licence continues CITIC Prudential's well planned expansion into the rapidly growing Chinese life insurance market. Prudential is now the only European life insurance joint venture with licences for eight Chinese cities.

Situated in the Pearl River Delta in the economically significant Guangdong Province, Zhongshan is conveniently situated between Guangzhou and Hong Kong. The city has a population of over 2.5 million and in 2004 the GDP of Zhongshan was GBP3.6 billion, an increase of 19 per cent over the previous year.

Mark Norbom, Chief Executive, Prudential Corporation Asia, said, "This latest licence for Zhongshan highlights the strong momentum our business has established. With the support of our partner CITIC, we look forward to this pace of expansion continuing."

Captain Chia, CEO China CITIC Prudential Life added, "With offices in Guangzhou, Dongguan, Foshan and now Zhongshan, CITIC Prudential has established a powerful presence in Southern China. I look forward to leveraging this strong presence as we continue to expand our life insurance business across all of China. "

In 2000 CITIC Prudential opened its Guangzhou branch and in August 2003 its Beijing branch was opened. In September 2004 CITIC Prudential Suzhou commenced operation and in November 2004 CITIC Prudential received a life insurance licence for Shanghai. In February 2005 CITIC Prudential received licences for new life insurance operations in Dongguan and Foshan and in March it received an additional licence for the city of Wuhan. The Zhongshan licence is CITIC Prudential's eighth and the operation is expected to open by the end of May 2005. CITIC Prudential now has a network of over 8,000 staff and agents in China.


Enquiries

Media                                       Investors / analysts
Clare Staley     020 7548 3719              Marina Lee-Steere  020 7548 3511
Joanne Davidson  020 7548 3708


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 18 million customers worldwide and over GBP187 billion (as of 31 December 2004) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management (as of 31 December 2004). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with operations in 12 countries.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over GBP187 billion in assets under management, (as of 31 December 2004). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 596 billion (GBP39 billion)






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 May 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations